UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

MYSON, INC.

(Name of Registrant)

Oklahoma	000-56333	87-1614433
State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.

1141 Randolph St., Suite 200

Chicago, IL 60607

(Address of Principal Executive Offices)

(312) 642-0100

(Registrant’s Telephone Number)

Ernest M. Stern

estern@cm.law

(301) 910-2030

Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

MYSON, INC.

1411 Randolph Suite, Suite 200

Chicago, IL 60607

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Myson, Inc. (the “Company”) at the close of business on April 4. 2023 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Reorganization Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about April 6, 2023.

Please read this Information Statement carefully. It describes the terms of the Reorganization Agreement and contains certain biographical and other information concerning our executive officer and director after completion of the Reorganization Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On March 30, 2023, the registrant, Myson, Inc. (“Myson” or the “Company”), entered into a Reorganization Agreement (the “Reorganization Agreement”) with Megamile Capital, Inc. d/b/a Mag Mile Capital f/k/a CSF Capital LLC (“Mag Mile Capital”) under which Mag Mile Capital was merged with and into Myson following the satisfaction of several closing conditions, including satisfactory completion of due diligence reviews by each party to the Reorganization Agreement, Mag Mile Capital providing Myson with the most recent two years of audited financial statements by a PCAOB auditor and Myson not having any debt or contingent liabilities of any kind at the time of the closing of the merger between Myson and Mag Mile Capital (the “Closing”). The Closing occurred on March 30, 2023. With the closing of the Reorganization Agreement, the sole member of the Myson Board of Directors and its officer resigned and Rushi Shah, President and CEO of Mag Mile Capital, assumed the positions of Chairman of the Myson Board of Directors and the title of President and CEO, Secretary and Treasurer of Myson.

Under the terms of the Reorganization Agreement, Mag Mile Capital’s shareholders now own 88% of the issued and outstanding shares of Myson common stock or 87,424,424 of the 99,345,935 shares of the issued and outstanding shares of Myson common stock. In accordance with the terms of the Reorganization Agreement, the designee of Myson received a warrant (the “Warrant”) to purchase an aggregate of 5,000,000 shares of Myson common stock at an exercise price $0.50 per warrant share with an exercise period through December 31, 2024 that included a prohibition against Myson issuing capital at less than $0.50 per share through December 31, 2024 and engaging in any toxic or floorless financings

Within 45 days following the closing of the merger of Mag Mile Capital and Myson under the terms of the Reorganization Agreement, Myson is required to commence a 1:10 reverse split of its issued and outstanding shares of Myson common stock and file a Form S-1 Registration Statement to increase the number of shares of Myson common stock in its float to meet the requirements for maintaining its listing with OTC Markets.

The foregoing description of each of the Reorganization Agreement and the Warrant is a summary only and is qualified in its entirety by the full text of the Reorganization Agreement, a copy of which is attached hereto as Exhibit 2.1, and the Warrant, a copy of which is attached hereto as Exhibit 10.l, both of which are incorporated herein by reference.

As a result, there will be a change of management and control of the Company. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s common stockholders. There is no family relationship or other relationship between the Company and Mag Mile Capital.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 480,000,000 shares of common stock, par value $.00001 per share, of which 11,921,511 common shares are issued and outstanding, and 20,000,000 shares of Series A Preferred Stock, $.00001 par value, none of which Shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EECUTIVE OFFICERS AND THE DESIGNEE

Set forth below is information about the current director and executive officer of the Company:

Name	Age	Positions with the Company
Henrik Rouf	55	Sole Director, CEO, CFO and Secretary

Henrik Rouf is an international financier who has over 30 years of experience in the global financial services industry as a securities professional. From 1996 through 2003, Mr. Rouf was Co-Founder and Managing Partner of Impact Capital in San Francisco, in charge of the private placement division of the company. From 1991 through 1996, Mr. Rouf was Senior Portfolio Manager of PVH Fund Managers, a London-based hedge fund. Mr. Rouf started his career in 1986 with Den Danske Bank in Copenhagen, Denmark. In early 2004, he launched a new Beverly Hills-based Merchant Bank, PacificWave Partners, serving as President and overseeing that company’s overall investment banking practice, including origination, structuring and financing of both privately-held and publicly traded emerging growth companies in the North America, Asia and Europe. PacificWave Partners has a representative office in Luxembourg.

Set forth below is information about Rushi Shah (also referred to as the “Designee”) upon completion of change of control of the Company:

Name	Age	Positions with the Company
Rushi Shah	37	Chairman, CEO, CFO and Secretary

Rushi Shah. will serve as the Company’s President, Chief Executive Officer, Secretary and Chairman of the Board of Directors. Mr. Shah has served as co-founder and Chief Executive Officer of CSF Capital d/b/a Mag Mile Capital since December 2016. He has established Mag Mile Capital’s strategic goals and led its innovation initiatives as well as arranging commercial debt and equity financing for many real property types nationwide. From June 2014 through November 2016, Mr. Shah was Executive Vice President for Aries Capital, closing over $250 million in debt and equity real estate financings in his first two years, launching a streamlined online-based lending platform, and expanding Aries Capital’s already extensive capital source network. Mr. Shah also established the firm as a Club Blue Founding Member and provider of a preferred financing and revenue- sharing program for members of the largest hotel owners’ association in the world, the Asian American Hotel Owners Association (AAHOA). From June 2005 to June 2014, Mr. Shah held a variety of executive positions at Chicago’s Northern Trust Bank in its Derivatives Credit Strategy, Structured Finance, Private Equity Fund and Hedge Fund groups, as well as its London offices. Mr. Shah was part of the Northern Trust’s prestigious leadership development rotational program. During his tenure at the bank, Mr. Shah participated in closing over 300 commercial finance transactions nationally, helped build a risk measurement framework for exotic interest rate derivatives and foreign exchange instruments, launched the technology solution and models for the bank’s over-the- counter derivatives activity and helped develop and manage the interest rates risk management solutions business for National Trust’s institutional and sophisticated wealth clients that generated over $30 million in new revenues for National Trust over four years and led to an operational overhaul that revolutionized the servicing and reporting process.

Mr. Shah received a Bachelor of Science in Accounting and Finance from the University of Illinois at Chicago where he graduated with honors and a Master of Business Administration from the University of University of Chicago Booth School of Business He was also awarded a fellowship in the Riordan Fellows Program at the Anderson School of Management at UCLA.

In addition to being highly active within AAHOA, Mr. Shah is a member of ICSC, Real Estate Investment Association and the Self-Storage Association. He frequently serves as a panelist at local and national industry events and is a contributor to multiple real estate publications and a member of the Forbes Finance Council. Mr. Shah is a subject matter expert and has a monthly finance column for the past six years for the hotel industry’s magazine, Today’s Hotelier.

We believe Mr. Shah is qualified to serve on the Company’s Board in light of his extensive experience in real estate financing and having served for over six years as Mag Mile Capital’s Chief Executive Officer.

Directors are elected by the shareholders, or in the case of a vacancy, are elected by the Directors then in office, to hold office until the next general meeting of shareholders of the Company and until their successors are elected and qualify or until their earlier resignation or removal. There has not been a meeting of the Company’s shareholders since its incorporation in Oklahoma in July, 2021.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, neither our current director nor the Designee nor Mag Mile Capital has been:

●

the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; or

●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the sole director and executive officer of the Company, prior to the closing of the Reorganization Agreement. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name of Beneficial Owner	Beneficial Ownership of Common shares		Percentage ownership of Common Shares	Common Stock Beneficially Owned (1)	Percentage of Common Stock Owned (1)
Reddington Partners. LLC	10,000,000	(1)	98.7%	10,000,000	.98.7%

Directors and Officers (1 person)	10,000,000	(1)	98.7%	10,000 000	.98.7%

					%

					%

(1)

Henrik Rouf, CEO of the Company, is the Managing Member of Reddington Partners LLC. Applicable number of shares and percentage ownership is based on 10,000,000 common shares currently issued and outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company, immediately after the closing of the Reorganization Agreement, and assuming the resignation of the sole current officer and director, and the appointment of the Designee as the Company’s sole officer and director, effective on or about May 30, 2022. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner
Rushi Shah	87,424,424 common shares	88.0%
Reddington Partners LLC	10,000,000 common shares 10.1%

All directors and officers as a group (1 person)	87,424,424 common shares	88.0%

			%

			%

COMPENSATION OF DIRECTORS AND OFFICERS

Since the Company’s incorporation in July, 2021, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors, which currently consists of one person. We do not have an audit committee charter or nominating committee charter.

Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

Neither our current director, nor the Designee following the change of control, are “independent” directors under the OTC Markets Rules.

Board Meetings

Since the Company’s incorporation in July, 2021, our Board of Directors did not hold any meetings, and all actions were by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to the Company at 1411 Randolph St., Suite 200, Chicago, IL 60607, Attention: Rushi Shah, CEO.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities and as disclosed in this Information Statement, neither the current sole director and officer, nor the Designee, nor holders of more than ten percent of the Company’s outstanding Common or Preferred Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since July, 2021, in any transaction or proposed transaction which may materially affect the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov, including, without limitation, the Company’s Form 8-K filed with the SEC on March 30, 2023..

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Henrik Rouf
April 4, 2023	Henrik Rouf, current CEO